UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
 For the month of December 2016
Commission File Number: 001-33068
Ultrapetrol (Bahamas) Limited
(Translation of registrant's name into English)
Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
 (Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
 Form 20-F [ x ]      Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on December 30, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ultrapetrol (Bahamas) Limited (Registrant)
Date: December 30, 2016	/s/ MARIA CECILIA YAD Maria Cecilia Yad Chief Financial Officer

EXHIBIT 1
Ultrapetrol Reports Financial Results for Third Quarter 2016
NASSAU, Bahamas, Dec. 30, 2016 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (OTCQB:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the third quarter ended September 30, 2016.
Third Quarter 2016 and subsequent events highlights:
•	Recorded third quarter 2016 revenues of $78.9 million;

•
Recorded adjusted consolidated EBITDA of $15.1 million in the third quarter of 2016[1], which includes adjusted EBITDA of $8.0 million from our River Business, adjusted EBITDA of $4.6 million in our Offshore Supply Business, adjusted EBITDA of $3.4 million from our Ocean Business, and an adjusted EBITDA of $(0.9) million from other activities, including foreign currency exchange losses;

•
Recorded total adjusted net loss and adjusted net loss per share of $(15.6) million and $(0.11), respectively, in the third quarter of 2016, which excludes the effect of a non-cash loss of $(31.4) million corresponding to an impairment charge of our UP Agate, UP Jade, Parana Iron, Asturiano and Argentino and the effect of a $0.9 million gain for deferred taxes on unrealized foreign exchange gain on U.S. dollar denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and includes a $(0.1) million loss related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, the gain from the sale is being deferred over the term of the lease up to the present value of the lease payments).[2] Before adjusting for these effects, the recorded total net loss and net loss per share are $(46.0) million and $(0.33), respectively;

•	On August 1, 2016, our UP Jade completed its time charter contract with Petrobras.

•	On August 25, 2016, we were awarded an extension of the current contract of our RSV UP Coral until August 2017.

•
On October 12, 2016, we announced that Damián Scokin would resign from his role as Chief Executive Officer, effective November 1, 2016. He is expected to join the Company's Board of Directors shortly. Eduardo Ojea Quintana, Chairman of Ultrapetrol's Board of Directors, has been selected to serve as Chief Executive Officer of Ultrapetrol.

•
On October 17, 2016, we received notice from the Nasdaq Stock Exchange ("Nasdaq") indicating that the Nasdaq Hearings Panel had denied the Company's appeal for continued listing on the Nasdaq Capital Market. Trading of the Company's shares of common stock on the Nasdaq Capital Market was suspended effective at the open of business on October 19, 2016. The delisting of the Company's stock from Nasdaq became final on December 19, 2016.

•	On October 28, 2016, our common stock began trading on the OTCQB Venture Market under the ticker symbol "ULTR".

•
On November 18, 2016, we announced that we and certain of our subsidiaries entered into a Restructuring Support Agreement ("River RSA") with certain holders of our 8.875% First Preferred Ship Mortgage Notes due 2021 (the "2021 Notes"), International Finance Corporation ("IFC"), the OPEC Fund of International Development ("OFID"), Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (collectively "Southern Cross") and Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd. The River RSA sets forth the terms of the restructuring of the debt and capital structure of the Company's River Business and related financial obligations (the "River Restructuring"). The River RSA provides for the parties' agreement with respect to the transactions contemplated by a joint prepackaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Plan"), which provides for an implementation of the River Restructuring through a voluntary bankruptcy case under Chapter 11 of Title 11 of the United States Code and provides a timetable that includes substantial consummation of the Plan on or before February 28, 2017, subject to amendment upon consent of all parties. In addition, if our Ocean Business is sold before confirmation of the Plan, then the holders of the 2021 Notes, IFC and OFID will receive the full net sale proceeds. If the sale of the Ocean Business cannot be consummated by such date, the Ocean Business would be transferred to such holders. If the majority of such holders either do not request a transfer of, or elect not to receive, the equity of the Ocean Business, that equity will transferred to the River Business subsidiaries by a payment of $3.0 million less certain capital expenditures, if any. In addition to the River Restructuring, we are in negotiations with lenders to our Offshore Supply Business and an affiliate of Sparrow with respect to the terms and conditions of an out-of-court restructuring of the loans to the Offshore Supply Business. The Company and the Offshore Lenders have reached an agreement in principle that would provide for, among other things, a 100% principal recovery by the Offshore Lenders, interest and amortization relief through lowered interest rates and a waterfall mechanism that provides for cash in the business to be used first to pay operating and capital expenses, a release of claims against non-Offshore Supply Business entities, and the grant of additional collateral to the Offshore Lenders in the form of a mortgage on the unencumbered Offshore Supply Business vessel, the UP Opal. We are currently negotiating a detailed term sheet with the Offshore Lenders that would reflect the parties' agreement in principle, and hope to reach a final resolution in the near future. Equity interest in the Company will be unaffected under the Plan, but under certain circumstances the Company may be liquidated after the emergence from Chapter 11 of the U.S. Bankruptcy Code.

_____________________
1 For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.
2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

•	On November 18, 2016, we also announced that we received indications of interest for the River Business by $65.0 million and $70.0 million, and non-binding bids for the Ocean and Offshore Businesses.

•
On November 28, 2016, we announced that we and certain of our subsidiaries entered into an investment agreement (the "Investment Agreement") with Sparrow River Investments Ltd. ("Sparrow River"), Sparrow Offshore Investments Ltd. ("Sparrow Offshore"), both of which are affiliates of Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd. (collectively, "Sparrow"), and Southern Cross on November 23, 2016. The Investment Agreement sets forth the terms of the purchase of our River Business by Sparrow River and, under certain circumstances, the Company's Offshore Supply Business by Sparrow Offshore, in connection with the restructuring of the debt and capital structure of our River Business and related financial obligations and the anticipated restructuring of the debt structure of our Offshore Supply Business (the "Offshore Restructuring"). All of our disinterested directors, as required by the Company's Eighth Amended and Restated Articles of Association, and the full Board of Directors approved the sale transaction and the Offshore Restructuring. In accordance with the Company's Articles and Memorandum of Association, the Board received a fairness opinion in connection with the River Restructuring and Offshore Restructuring. Assuming that all of the terms and conditions of the Investment Agreement are met, the transactions set forth under the Investment Agreement would close upon consummation of the voluntary bankruptcy case under Chapter 11 of Title 11 of the United States Code, which would be substantially consummated on or before February 28, 2017. Under the terms of the Investment Agreement, Sparrow River will purchase the River Business (the "River Business") for $73.0 million in cash, which cash would be used to retire the 2021 Notes and to purchase the outstanding credit facilities with IFC and OFID as set forth in the Support Agreement. In addition, if we complete our agreement with the lenders (the "Offshore Lenders") to our Offshore Supply Business (the "Offshore Supply Business") in connection with the Offshore Restructuring, Sparrow Offshore will purchase the equity of UP Offshore (Bahamas) Ltd., which is the direct owner of the Offshore Supply Business subsidiaries, for $2.5 million. In addition to the Investment Agreement, certain of our affiliates entered into a loan purchase and assignment agreement (the "Loan Purchase Agreement") on November 23, 2016, pursuant to which IFC and OFID will assign certain existing loans between either of them and our affiliates, if the transactions described in the River RSA take place as provided therein. The full text of the River RSA, the Investment Agreement and the Loan Purchase Agreement has been filed by the Company with the Securities and Exchange Commission on its EDGAR system and can be found at www.sec.gov

•
On November 30, 2016, we announced that we and certain of our subsidiaries mailed a solicitation seeking consent from certain of our creditors for the Plan in connection with the River Restructuring. The Plan is supported by the Majority Supporting Noteholders representing 84.26% of our and our subsidiaries' obligations under the 2021 Notes, and by IFC and OFID representing all our and our subsidiaries obligations under the IFC-OFID Loans.

•
On December 9, 2016, the Nasdaq Stock Market filed documentation with the SEC to finalize the removal of our common stock from listing on Nasdaq, effective at the opening trading session of December 19, 2016.

Eduardo Ojea Quintana, Ultrapetrol's Chief Executive Officer, stated, "While we remain confident in the long-term prospects of the segments in which we operate, historically difficult market conditions continued to prevail throughout the third quarter of 2016. During the quarter, we continued to identify and act on opportunities to increase operational efficiency and streamline our businesses under our strategic initiatives. Through these efforts, we have reduced running costs across the board and have positioned each business to enter the eventual recovery as a leaner, more optimized, and ultimately more profitable unit."
Mr. Ojea Quintana concluded, "I am also pleased to report that we have made very significant advances in our ongoing efforts to reach a consensual financial restructuring. Together with our lenders, and with the financial support of our majority shareholder, we have charted a way forward and are confident that we will be able to achieve a restructuring that will make our businesses stronger, more capable, and more sustainable for the long term."
Overview of Financial Results
Total revenues for the third quarter of 2016 were $78.9 million, as compared with $95.7 million in the same period of 2015.
Adjusted EBITDA for the third quarter of 2016 was $15.1 million, as compared with $17.9 million in the same period of 2015. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.
Net loss for the third quarter of 2016 was $(46.0) million, as compared with $(2.9) million during the same period of 2015. Third quarter 2016 net loss includes the effect of a non-cash loss of $(31.4) million corresponding to an impairment charge of our UP Agate, UP Jade, Parana Iron, Asturiano and Argentino and the effect of a $0.9 million gain for deferred taxes on unrealized foreign exchange gain on U.S. dollar denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and excludes a $(0.1) million loss related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, the gain from the sale is being deferred over the term of the lease up to the present value of the lease payments). After adjusting for these effects, the recorded total adjusted net loss and adjusted net loss per share are $(15.6) million and $(0.11), respectively.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, "We remain in advanced negotiations with our secured lenders and have reached preliminary agreements that, if consummated, would ultimately achieve the consensual restructuring that we have long sought. We maintain a healthy liquidity position while ensuring the continued operation of our businesses on a normal basis, making full and timely payments to all vendors, employees, suppliers and trading counterparties and maintaining our high safety and customer service standards."
Business Segment Highlights
River
Third quarter 2016 River Business segment adjusted EBITDA was $8.0 million, which represents a 15% decrease when compared to an adjusted EBITDA of $9.4 million in the same period of 2015. Such decrease is mainly due to a decrease in tons transported and lower freight rates in the Hidrovia when compared to 3Q 2015; partially offset by savings in running costs related to the devaluation of the Argentine peso and more stringent cost controls.
River Business revenues for the third quarter of 2016 decreased by 7% when compared to the same period in 2015, primarily attributable to a decrease in revenues from river operations mostly related to lower freight rates as well as a decrease in tons transported, and lower revenues from our Parana Iron transfer and storage unit mainly due to a decrease in tons transshipped; partially offset by an increase in the number of barges constructed at our Punta Alvear yard and sold to third parties as compared to the same period last year.
Prices of agricultural products as well as prices of iron ore and petroleum products we carry along the Hidrovia continue to be at historically low levels. Although this may temporarily impact output, we are confident that prices will return to healthy levels. According to the latest United States Department of Agriculture ("USDA") estimates, the soybean crop in Paraguay for 2017 will be 9.2 million tons, where Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 52% of world soybean production in 2017, as compared to 30% in 1995. We believe these figures are a sign of the strength of the long-term growth prospects of the agricultural sector along the Hidrovia, where the seeded area is expected to continue to grow. In addition, iron ore production in the three mines connected with the river system has also increased substantially in the last decade. While iron ore prices currently remain at historically low levels, this commodity still represents an important long-term growth driver for our River Business, as we expect the global demand for iron ore to recover from current lows.
Offshore Supply
As of September 30, 2016, our Offshore Supply Business fleet consisted of thirteen Platform Supply Vessels, or PSVs, one ROV (Remotely Operated Vehicle) Support Vessel, or RSV, and three offshore barges. Out of the thirteen PSVs, seven were chartered in Brazil (although one of these vessels was blocked), four were laid-up in Brazil and two remained laid-up in the North Sea. Our UP Jade completed its contract with Petrobras on August 1, 2016, and is currently seeking employment. The current Petrobras contract of our RSV UP Coral was extended until August 2017.
Adjusted EBITDA of the Offshore Supply Business segment during the third quarter of 2016 was $4.6 million, compared to $12.7 million in the same period of 2015, a 64% decrease. This decrease is mostly attributable to the contract cancellations by Petrobras in September 2015 of our UP Amber, UP Pearl and UP Esmeralda, the blocking of our UP Turquoise and the lay-up of our UP Jade after the expiration of its contract with Petrobras in August 2016. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.
Total revenues from our Offshore Supply Business for the third quarter of 2016 decreased by $10.0 million to $19.2 million, as compared to $29.2 million in the same period of 2015. This 34% decrease is mostly attributable to the contract cancellations by Petrobras in September 2015 of our UP Amber, UP Pearl and UP Esmeralda, the blocking of our UP Turquoise, the lay-up of our UP Jade after the expiration of its contract with Petrobras in August 2016, an increase in offhire days of our UP Diamante and the dry-dock of our UP Topazio.
Ocean
In the third quarter of 2016, the Company operated two container vessels in its flag-protected feeder container service in South America, as well as two Product Tankers (Austral and Mentor), which continue to be employed on charters with oil majors in the same flag-protected South American coastal trade in which they have operated in the past.
The Ocean Business segment adjusted EBITDA was $3.4 million in the third quarter of 2016, as compared to $(0.8) million in the same period of 2015, a $4.3 million increase. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.
Revenues from the Ocean Business decreased by $3.3 million, or 18%, to $14.9 million in the third quarter of 2016, as compared to $18.2 million the same period of 2015. This decrease is mainly attributable to our Alejandrina, which was sold and delivered to buyers in March 2016 and the drydock of our Argentino during the third quarter of 2016.

Use of Non-GAAP Measures
Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or non-GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.
About Ultrapetrol
Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.
Forward-Looking Language
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
ULTR – G

Supplemental Information: Summary consolidated financial data
The following table shows our unaudited consolidated balance sheet as of September 30, 2016, and our audited consolidated balance sheet as of December 31, 2015(1):
 (Stated in thousands of U.S. dollars, except par value and share amounts)

	At September 30,	December 31,
	2016	2015
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$45,559	$45,193
Restricted cash	6,472	10,779
Accounts receivable, net of allowance for doubtful accounts of $902 and $489 in 2016 and 2015, respectively	44,142	32,655
Operating supplies and inventories	12,905	16,947
Prepaid expenses	7,516	3,560
Other receivables	22,348	18,064
Other assets	--	4,535
Total current assets	138,942	131,733

NONCURRENT ASSETS

Other receivables	23,839	21,500
Restricted cash	1,472	1,472
Vessels and equipment, net	629,258	669,087
Dry dock	6,068	10,281
Investments in and receivables from affiliates	3,793	3,570
Deferred income tax assets	634	846
Total noncurrent assets	665,064	706,756
Total assets	$804,006	$838,489

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$36,343	$29,391
Customer advances	1,446	1,968
Payable to related parties	142	41
Accrued interest	29,925	11,454
Current portion of long-term financial debt, net of debt issuance costs of $9,361 and $10,827 in 2016 and 2015, respectively	445,800	452,721
Other current liabilities	26,938	19,955
Total current liabilities	540,594	515,530

NONCURRENT LIABILITIES

Accounts payable and accrued expenses	10,535	--
Deferred income tax liabilities	14,857	10,562
Deferred gains	2,482	2,783
Total noncurrent liabilities	27,874	13,345
Total liabilities	568,468	528,875

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 shares outstanding	1,446	1,446
Additional paid-in capital	492,776	491,893
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(239,300)	(163,388)
Accumulated other comprehensive loss	104	(849)
Total equity	235,538	309,614
Total liabilities and equity	$804,006	$838,489

The following table contains certain unaudited historical statements of income data for the periods indicated below derived from our unaudited condensed consolidated statements of income expressed in thousands of U.S. dollars(1):

	Three Months Ended September 30,		Nine Months Ended September 30,		Percent Change
($000's)	2016	2015	2016	2015
Revenues
Attributable to River Business	$44,759	$48,351	118,123	$140,319	-16%
Attributable to Offshore Supply Business	19,213	29,197	61,513	85,597	-28%
Attributable to Ocean Business	14,887	18,188	40,000	50,487	-21%
Total revenues	78,859	95,736	219,636	276,403	-21%

Voyage and manufacturing expenses
Attributable to River Business	(20,282)	(18,464)	(44,213)	(59,231)	-25%
Attributable to Offshore Supply Business	(1,875)	(1,600)	(5,505)	(3,349)	64%
Attributable to Ocean Business	(5,053)	(6,806)	(16,442)	(18,104)	-9%
Total voyage and manufacturing expenses	(27,210)	(26,870)	(66,160)	(80,684)	-18%

Running costs
Attributable to River Business	(11,377)	(13,912)	(34,615)	(44,707)	-23%
Attributable to Offshore Supply Business	(9,114)	(11,319)	(23,691)	(36,044)	-34%
Attributable to Ocean Business	(4,970)	(10,901)	(16,069)	(27,559)	-42%
Total running costs	(25,461)	(36,132)	(74,375)	(108,310)	-31%

Amortization of dry dock	(2,418)	(2,654)	(7,486)	(7,101)	5%
Depreciation of vessels and equipment	(11,396)	(10,316)	(31,069)	(31,233)	-1%
Loss on write-down of vessels and equipment	(31,418)	--	(31,418)	--	--
Administrative and commercial expenses	(10,122)	(11,643)	(35,519)	(31,579)	12%
Other operating income (expense), net	96	426	1,971	(581)	--

Operating (Loss) profit	(29,070)	8,547	(24,420)	16,915	--

Financial expense	(12,403)	(8,408)	(40,997)	(25,081)	63%
Foreign currency exchange gains (losses), net	(924)	(3,391)	(2,083)	(3,585)	-42%
Investment in affiliates	(45)	(216)	(58)	(525)	-89%
Other income, net	6	71	21	126	-83%
Total other expenses, net	(13,366)	(11,944)	(43,117)	(29,065)	48%

Loss before income taxes	(42,436)	(3,397)	(67,537)	(12,150)	456%

Income tax (expenses)	(3,565)	516	(8,375)	(2,231)	275%

Net loss	$(46,001)	$(2,881)	$(75,912)	$(14,381)	428%

The following table contains our unaudited statements of cash flows for the six months ended September 30, 2016, and 2015(1):
(Stated in thousands of U.S. dollars)

	For the nine-month period ended September 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(75,912)	$(14,381)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels and equipment	31,069	31,233
Amortization of dry docking	7,486	7,101
Expenditure for dry docking	(3,506)	(6,118)
Loss on debt renegotiation costs	15,119	--
Loss on derivatives, net	786	--
Debt issuance expense amortization	1,466	2,005
Net losses from investments in affiliates	58	525
Allowance for doubtful accounts	(31)	6
Loss on write-down of vessel and equipment	31,418	--
Share - based compensation	883	1,093
Gain on sale of vessels	(200)	1,000
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(11,456)	(6,010)
Other receivables, operating supplies and inventories and prepaid expenses	(9,250)	8,951
Other	(579)	154
Increase (decrease) in liabilities:
Accounts payable	5,343	(5,857)
Customer advances	(522)	(916)
Other payables	30,327	2,017
Net cash provided by operating activities	22,499	20,803

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment	(7,971)	(21,977)
Proceeds from disposal of vessel, net	5,091	3,313
Net cash (used in) investing activities	(2,880)	(18,664)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt renegotiation costs paid	(15,119)	--
Scheduled repayments of long-term financial debt	(1,153)	(21,912)
Early repayment of long-term financial debt	(7,234)	(676)
Decrease in restricted cash	4,313	--
Proceeds from revolving credit facility	--	28,750
Proceeds from long-term financial debt	--	3,200
Other financing activities, net	(60)	(737)
Net cash (used in) provided by financing activities	(19,253)	8,625
Net increase (decrease) in cash and cash equivalents	366	10,764
Cash and cash equivalents at the beginning of year	45,193	34,982
Cash and cash equivalents at the end of the period	$45,559	$45,746

(1) As a result of a non-compliance and of the default and cross-default provisions contained in relevant debt agreements, the Company has classified the respective long-term financial debt amounting to $345.5 million at September 30, 2016, as current liabilities in the consolidated financial statements included elsewhere herein. As a result, the Company reports a working capital deficit of $401.7 million at September 30, 2016. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. The consolidated financial statements included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

The following table reconciles our Adjusted Consolidated EBITDA to our cash flow for the nine months ended September 30, 2016, and 2015:

	Nine months ended September 30,
($000's)	2016	2015
Total cash flows provided by operating activities	22,499	20,803
Total cash flows (used in) investing activities	(2,880)	(18,664)
Total cash flows (used in) provided by financing activities	(19,253)	8,625

Total cash flows from operating activities	$22,499	$20,803

Plus

Adjustments

Increase / Decrease in operating assets and liabilities	(13,863)	(1,661)
Expenditure for dry docking	3,506	6,118
Income Taxes	8,375	2,231
Financial Expenses	25,878	25,081
Allowance for doubtful accounts	31	(6)
Yard EBITDA from Touax barge sale	(298)	(297)
Other adjustments	(2,993)	(1,301)

Adjusted Consolidated EBITDA	$43,135	$50,968

The following table reconciles our adjusted net income and adjusted EPS to net loss and EPS for the nine months and three months ended September 30, 2016, and 2015:

($000's)	Nine months ended September 30, 2016	Nine months ended September 30, 2015	% Change	3Q 16	3Q 15	% Change

Revenues	$219,636	$276,403	-21%	$78,859	$95,736	-18%

Adjusted EBITDA	$43,135	$50,968	-15%	$15,100	$17,882	-16%

Net loss as reported	$(75,912)	$(14,381)	428%	$(46,002)	$(2,881)	1497%
EPS as reported	$(0.54)	$(0.10)	440%	$(0.33)	$(0.02)	1550%

Adjustments to net loss as reported

Yard EBITDA from Touax barge sale	(298)	(297)	--	(99)	(99)	--
Income tax expense on Exchange Variance Benefit (1)	(1,811)	241	--	(939)	131	--
Non-cash loss on write-down of vessels and equipment	31,418	--	--	31,418	--	--

Adjusted Net income	$(46,603)	$(14,437)	223%	$(15,622)	$(2,849)	448%
Adjusted EPS (In $ per share)	$(0.33)	$(0.10)	230%	$(0.11)	$(0.02)	450%

(1) Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the third quarter ended September 30, 2016:

	Third quarter ended September 30, 2016
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(1,258)	$(18,050)	$(9,762)	$(29,070)
Depreciation and amortization	6,267	6,207	1,340	13,814
Loss on write-down of vessels and equipment	3,160	16,396	11,862	31,418
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(45)	--	--	(45)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other, net	--	5	1	6

Segment Adjusted EBITDA	$8,025	$4,558	$3,441	$16,024

Items not included in Segment Adjusted EBITDA
Financial income				--
Foreign currency exchange losses, net				(924)

Adjusted Consolidated EBITDA				$15,100

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended September 30, 2015:

	Third quarter ended September 30, 2015
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$2,572	$7,879	$(1,904)	$8,547
Depreciation and amortization	7,160	4,779	1,031	12,970
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(216)	--	--	(216)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other, net	--	7	64	71

Segment Adjusted EBITDA	$9,417	$12,665	$(809)	$21,273

Items not included in Segment Adjusted EBITDA
Financial income				--
Foreign currency exchange gains, net				(3,391)

Adjusted Consolidated EBITDA				$17,882